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                               October 1, 2020

       Taylor Schreiber, M.D., Ph.D.
       Chief Executive Officer
       Shattuck Labs, Inc.
       1018 W. 11th Street, Suite 100
       Austin, TX 78703

                                                        Re: Shattuck Labs, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 18,
2020
                                                            File No. 333-248918

       Dear Dr. Schreiber:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 10, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Estimating the Fair Value of Common Stock, page 97

   1. Please expand your discussion of stock-based compensation to include relevant information provided in
your response letter dated September 25, 2020, particularly the methods and key
assumptions used to determine your valuations in July and August 2020 and those factors that
caused these fair values to increase from $31.98 per share to $53.50 per share, as well as
the subsequent factors that led to the increase in value inherent in the estimated offering
range. In addition, expand Note 10 on page F-40 to provide information for stock options
granted after June 30, 2020, consistent with your disclosure in Note 7 beginning on F-37
supporting stock options previously granted in 2020.
 Taylor Schreiber, M.D., Ph.D.
Shattuck Labs, Inc.
October 1, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameTaylor Schreiber, M.D., Ph.D.
                                                           Division of
Corporation Finance
Comapany NameShattuck Labs, Inc.
                                                           Office of Life
Sciences
October 1, 2020 Page 2
cc:       Branden C. Berns, Esq.
FirstName LastName